Exhibit 16.1

April 7, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of the Form 8-K dated April 7, 2014, of Procera Networks, Inc. and are in agreement with the statements contained in the first, second, third and fourth paragraphs of Item 4.01 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP